CONSOLIDATED FINANCIAL STATEMENTS

FISCAL PERIODS ENDED
DECEMBER 31, 2008, SEPTEMBER 30, 2007 and 2006

(Expressed in thousands of Canadian Dollars)

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS' REPORT

To the Shareholders of Taseko Mines Limited

We have audited the consolidated balance sheets of Taseko Mines Limited (the Company) as at December 31, 2008 and September 30, 2007 and the consolidated statements of operations and comprehensive income (loss), shareholders equity and cash flows for the fifteen month period ended December 31, 2008 and for the years ended September 30, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and September 30, 2007 and the results of its operations and its cash flows for the fifteen month period ended December 31, 2008 and for the years ended September 30, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada
March 27, 2009

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Taseko Mines Limited

We have audited Taseko Mine Limiteds ("the Company") internal control over financial reporting as of December 31, 2008 based on the criteria established in Internal ControlIntegrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and September 30, 2007, and the related consolidated statements of operations and comprehensive income (loss), shareholders equity and cash flows for the fifteen month period ended December 31, 2008 and for the years ended September 30, 2007 and 2006, and our report dated March 27, 2009expressed an unqualified opinion on thoseconsolidatedfinancial statements.

Chartered Accountants

Vancouver, Canada
March 27, 2009

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)

	December 31	September 30
	2008	2007
	(note 2)
ASSETS

Current assets
Cash and equivalents	$4,587	$37,636
Restricted cash (note 11)	4,400	–
Marketable securities and investments (note 7)	3,138	18,542
Accounts receivable	4,606	12,021
Advances to a related party (note 12)	–	807
Inventory (note 5)	20,340	18,058
Prepaid expenses	329	1,069
Advances for equipment (note 20(a))	499	–
Current portion of promissory note (note 9(d))	3,384	2,086
	41,283	90,219

Restricted cash (note 11)	–	4,400
Advances for equipment (note 20(a))	5,882	–
Reclamation deposits (note 15)	32,396	33,396
Promissory note (note 9(d))	73,684	72,350
Mineral property interests, plant and equipment (note 10)	325,000	176,898
	$478,245	$377,263

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Bank indebtedness (note 13)	$5,737	$–
Accounts payable and accrued liabilities	53,036	30,435
Amounts due to a related party (note 12)	1,772	–
Convertible debt (note 14)	35,219	–
Current portion of lease liability (note 16)	3,324	–
Current portion of deferred revenue (note 9(d))	175	175
Current portion of royalty obligation (note 9(d))	3,384	2,086
Income taxes payable	937	6,573
Current portion of future income taxes (note 18)	8,469	5,320
	112,053	44,589

Income taxes (note 18)	30,685	24,645
Royalty obligation (note 9(d))	60,973	63,330
Deferred revenue (note 9(d))	831	1,050
Convertible debt (note 14)	–	41,008
Capital leases (note 16)	13,100	–
Site closure and reclamation obligation (note 15)	10,366	17,441
Future income taxes (note 18)	15,330	21,540
	243,338	213,603

Shareholders' equity
Share capital (note 17)	285,690	205,040
Equity component of convertible debt (note 14)	3,832	13,655
Tracking preferred shares (note 8)	26,642	26,642
Contributed surplus	14,561	8,633
Accumulated other comprehensive income (loss)	(6,680)	2,338
Deficit	(89,138)	(92,648)
	234,907	163,660
Continuing operations and going concern (note 1)
Commitments (note 20)
Subsequent events (notes 15 and 21)
	$478,245	$377,263

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Russell E. Hallbauer	/s/ Ronald W. Thiessen
Russell E. Hallbauer	Ronald W. Thiessen
Director	Director

TASEKO MINES LIMITED
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of Canadian Dollars, except per share amounts)

	Fifteen Months Ended	Year Ended	Year Ended
	December 31, 2008	September 30, 2007	September 30, 2006

Revenue
Copper	$209,784	$199,872	$140,341
Molybdenum	21,894	18,554	21,559
	231,678	218,426	161,900
Cost of sales	(196,261)	(109,533)	(103,628)
Depletion, depreciation and amortization	(7,363)	(3,155)	(3,412)
Operating profit	28,054	105,738	54,860

Expenses (income)
Accretion of reclamation obligation (note 15)	1,451	1,777	1,732
Asset retirement obligation change of estimates (note 15)	(6,917)	(4,570)	–
Change in fair value of financial instruments (note 7)	886	1,925	–
Exploration	11,864	8,967	3,544
Foreign exchange loss (gain)	4,032	233	(289)
Gain on sale of marketable securities	(1,034)	(1,508)	–
General and administration	11,896	6,501	5,286
Interest accretion on convertible debt (note 14)	2,938	2,922	1,280
Interest and other income	(9,701)	(11,093)	(7,170)
Interest expense	8,284	5,947	4,594
Ledcor termination fee (note 9(a))	–	–	3,500
Loss on extinguishment of capital leases	–	–	240
Stock-based compensation (17(c))	6,442	6,771	3,182
	30,141	17,872	15,899

Earnings (loss) before income taxes	(2,087)	87,866	38,961

Current income tax expense (recovery) (note 18)	(2,151)	3,959	4,397
Future income tax expense (recovery) (note 18)	(3,446)	35,645	1,648

Net earnings for the period	$3,510	$48,262	$32,916

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale reclamation deposit	1,859	(419)	–
Unrealized gain (loss) on available-for-sale marketable securities	(11,295)	4,710	–
Reclassification of realized gain on sale of marketable securities	(1,152)	(1,508)	–
Tax effect	1,570	(445)	–
Other comprehensive income (loss)	$(9,018)	$2,338	$–

Total comprehensive income (loss)	$(5,508)	$50,600	$32,916

Earnings per share
Basic	$0.02	$0.37	$0.29
Diluted	$0.02	0.36	0.26

Weighted average number of common shares outstanding
Basic	142,062	129,218	113,554
Diluted	156,928	142,278	126,462

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)

	Fifteen Months Ended	Year Ended	Year Ended
	December 31, 2008	September 30, 2007	September 30, 2006

Operating activities
Net earnings for the period	$3,510	$48,262	$32,916
Items not involving cash
Reclamation obligation change in estimate	(6,917)	(4,570)	–
Accretion of reclamation obligation	1,451	1,777	1,732
Depreciation, depletion and amortization	7,363	3,155	3,412
Interest accretion on convertible debt	2,938	2,922	1,280
Loss on extinguishment of capital leases	–	–	240
Stock-based compensation	6,442	6,771	3,182
Future income taxes	(3,446)	35,645	1,648
Unrealized foreign exchange loss (gain)	6,334	(3,307)	49
Loss (gain) on sale of marketable securities	(1,034)	(1,508)	–
Change in fair value of financial instruments	886	1,925	–
Changes in non-cash operating working capital
Accounts receivable	7,415	(2,679)	(2,596)
Advances to a related party	2,579	(833)	89
Inventory	(2,282)	6,160	(3,344)
Prepaid expenses	741	152	693
Accrued interest income on promissory note	(2,632)	(1,270)	(4,311)
Accounts payable and accrued liabilities	22,603	8,499	8,789
Deferred revenue	(219)	(19,759)	4,836
Accrued interest recovery (expense) on royalty obligation	(1,060)	(1,371)	1,463
Income taxes	2,358	6,175	5,399
Site closure and reclamation expenditures	(183)	(167)	(71)
Cash provided by operating activities	46,847	85,979	55,406

Investing activities
Purchase of property, plant and equipment	(134,186)	(127,032)	(16,146)
Purchase of mineral property interest	–	(1,800)	–
Reclamation deposits	(109)	(20)	(13,000)
Funds released from reclamation deposits	5,000	–	–
Accrued interest income on reclamation deposits	(2,032)	(1,791)	(723)
Restricted cash	–	(4,400)	5,000
Investment in marketable securities	(254)	(21,564)	–
Proceeds from sale of marketable securities	3,360	16,999	–
Advance payments for equipment	(6,381)	–	–
Investment in convertible promissory note	–	–	(11,500)
Cash used for investing activities	(134,602)	(139,608)	(36,369)

Financing activities
Proceeds from bank indebtedness	5,737	–	–
Principal repayments under capital lease obligation	–	–	(15,077)
Common shares issued for cash, net of issue costs	53,599	1,857	31,893
Capital lease payments	(1,061)	–	–
Convertible bonds issued, net of issue costs	–	–	31,826
Settlement of convertible debenture (note 14(b))	(3,569)	–	–
Cash provided by financing activities	54,706	1,857	48,642

Increase (decrease) in cash and equivalents	(33,049)	(51,772)	67,679
Cash and equivalents, beginning of period	37,636	89,408	21,729
Cash and equivalents, end of period	$4,587	$37,636	$89,408

Suplemental cash flow disclosures (note 19)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Shareholders' Equity
(Expressed in thousands of Canadian Dollars, except for per share and share amounts)

		Fifteen Months Ended			Year Ended		Year ended
		December 31, 2008			September 30, 2007		September 30, 2006

Common shares		Number of shares		Number of shares		Number of shares
Balance at beginning of the period		130,580,538	$205,040	128,388,175	$197,592	103,457,316	$160,830
Share purchase options at $0.05 per share		–	–	–	–	1,500,000	825
Share purchase options at $1.15 per share		–	–	409,833	471	451,833	520
Share purchase options at $1.29 per share		–	–	75,000	97	60,000	77
Share purchase options at $1.36 per share		–	–	–	–	1,970,000	2,679
Share purchase options at $1.40 per share		–	–	–	–	3,405,500	4,768
Share purchase options at $1.50 per share		–	–	–	–	10,000	15
Share purchase options at $2.07 per share		30,000	62	233,300	483	33,333	69
Share purchase options at $2.18 per share		145,500	317	244,000	532	7,500	16
Share purchase options at $2.63 per share		–	–	20,000	53	–	–
Share purchase options at $2.68 per share		7,500	20	27,500	74	–	–
Share purchase options at $3.07 per share		78,500	241	48,000	147	–	–
Share purchase options at $4.09 per share		3,600	15	–	–	–	–
Share purchase options at $4.50 per share		5,000	23	–	–	–	–
Share purchase warrants at $0.40 per share		–	–	–	–	375,000	150
Share purchase warrants at $0.75 per share		–	–	–	–	3,913,332	2,935
Share purchase warrants at $1.40 per share		–	–	–	–	8,000,000	11,200
Share purchase warrants at $1.66 per share		–	–	–	–	5,204,361	8,639
Shares issued for the purchase of mineral property interest		–	–	1,134,730	3,805	–	–
Fair value of stock options allocated to shares issued on exercise		–	514	–	1,786	–	4,869
Shares issued for the purchase of royalty interest (note 9(f))		1,000,000	5,220	–	–	–	–
Shares issued for debt conversion (note (14(b))		2,612,971	21,318	–	–	–	–
Equity financings at $5.20 per share, net of issue costs (note (17(b))		9,637,792	46,945	–	–	–	–
Equity financings at $0.70 per share, net of issue costs (note (17(b))		9,085,715	5,975	–	–	–	–
Balance at end of the period		153,187,116	285,690	130,580,538	205,040	128,388,175	197,592

Equity component of convertible debt
Balance at beginning of the period			13,655		13,655		9,823
Convertible debenture conversion adjustment (note 14(b))			(9,823)		–		3,832
Balance at end of the period			3,832		13,655		13,655

Tracking preferred shares
Balance at beginning and end of the period			26,642		26,642		26,642

Contributed surplus
Balance at beginning of the period			8,633		3,648		5,335
Stock-based compensation			6,442		6,771		3,182
Fair value of stock options allocated to shares issued on exercise			(514)		(1,786)		(4,869)
Balance at end of the period			14,561		8,633		3,648

Accumulated other comprehensive income
Balance at beginning of the period			2,338		–		–
Unrealized gain (loss) on reclamation deposits			1,859		(419)		–
Unrealized gain (loss) on available-for-sale marketable securities			(11,295)		4,710		–
Reclassification of realized gain on sale of marketable securities			(1,152)		(1,508)		–
Tax effect			1,570		(445)		–
Balance at end of the period			(6,680)		2,338		–

Deficit
Balance at beginning of the period			(92,648)		(140,603)		(173,519)
Adjustment to opening deficit			–		(307)		–
Net earnings for the period			3,510		48,262		32,916
Balance at end of the period			(89,138)		(92,648)		(140,603)

TOTAL SHAREHOLDERS' EQUITY	$		234,907		$163,660		$100,934

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

1.	CONTINUING OPERATIONS AND GOING CONCERN

Taseko Mines Limited ("Taseko" or the "Company") is a public company incorporated under the laws of the Province of British Columbia. At December 31, 2008, the Company's principal business activities related to the operations of the Gibraltar Copper Mine, and exploration on the surrounding properties as well as exploration on the Company’s 100% owned Prosperity Gold- Copper Property, Harmony Gold Property and Aley Niobium Property. The Gibraltar property and the Prosperity property are located in south central British Columbia, Canada, near the city of Williams Lake. The Harmony property is located on Graham Island, Queen Charlotte Islands (also known as Haida Gwaii), British Columbia. The Aley Niobium property is located in north eastern British Columbia, near the city of Mackenzie.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern which contemplates the realization of assets and settlement of liabilities in the normal course of operations as they come due. As at December 31, 2008, the Company had cash and equivalents of $4,587 and a working capital deficit of $70,770.

Deterioration of global economic conditions during the latter part of the 2008 calendar year resulted in a significant weakening of base metal prices and high volatility in the exchange traded commodity prices. As well as affecting the commodity price received on the Company’s sales, the rapid decline in copper and molybdenum prices generated significant negative provisional pricing adjustments for sales in the final quarter of 2008, resulting in an increase in accrued liabilities as the price adjustment features are treated as embedded derivatives for accounting purposes and are marked-to-market at each period end. The Company has US$30,000 in convertible bonds (note 14) that have a “put” right to be redeemed at 100.6% by the Bondholders in August 2009. Due to this “put” right, the bonds have been accordingly classified as current liabilities as at December 31, 2008. Subsequent to year-end, the Company secured a US$30,000 36-month term facility agreement (note 21(b)) and announced a $25 million “bought-deal” equity financing (note 21(c)). The Company is also committed to equipment purchases in relation to its expansion activities at the Gibraltar Mine in the amount of $17,375 (note 20 (a)).

Although the Company has had a history of operating profit, recent economic events have also impacted the profitability of the Company’s operations. The Company is monitoring all expenditures and implementing appropriate cash management strategies to ensure that it has adequate cash resources to fund identified commitments. The Company has implemented a new 24-month operational mine plan which will sustain current mill throughput while mining at a reduced strip ratio, resulting in reduced operating costs. Furthermore, certain expansion projects have been deferred until improvements occur in the credit and commodity markets. While there can be no assurances that the Company’s plans to address the current economic events will be successful, management believes that there is sufficient funding through our current resources, credit facilities and cash flow from operations to continue as a going concern.

If the Company is unable to maintain profitable operations and generate sufficient cash flows to meet obligations as they come due, the Company may have to reduce or curtail its operations and exploration activities or obtain financing at unfavorable terms. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

2.	BASIS OF PRESENTATION

In September 2008, the Company’s Board of Directors approved a resolution to change the Company’s year end from September 30 to December 31. Accordingly, these financial statements are prepared as at December 31, 2008 and September 30, 2007 and for the fifteen months ended December 31, 2008 and the years ended September 30, 2007 and 2006.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material intercompany accounts and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash. At December 31, 2008, of the $4,587 cash and equivalents held by the Company, $2,169 (US$1,756) were held in United States dollar denominated cash and equivalents (September 30, 2007 – $34,717 (US$34,898)). It excludes cash subject to restrictions under supplier guarantee arrangements (note 11).

(b)	Revenue recognition

Revenue from the sales of metal in concentrate is recognized when persuasive evidence of a sales agreement exists, the title and risk is transferred to the customer, collection is reasonably assured, and the price is reasonably determinable. Revenue from the sales of metal may be subject to adjustment upon final settlement of shipment weights, assays and estimated metal prices. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Cash received in advance of meeting these revenue recognition criteria is recorded as deferred revenue.

Under the Company’s concentrate sales contracts, final copper and molybdenum prices are set based on a specified future quotational period and the market metal price in that period. Typically, the quotational periods for copper are either one or four months after the date of arrival at the port of discharge and for molybdenum is one month after the month of shipment. Revenues are recorded under these contracts at the time title passes to the buyer and are based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from one to five months after shipment. The price adjustment features in the Company’s receivables are treated as embedded derivatives for accounting purposes and as such, are marked-to-market through earnings from the date of sale through the date of final pricing.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

(c)	Inventory

Concentrate inventory consists of metal in concentrate, ore-in-process and stockpiled ore. Concentrate inventory is valued based on the lower of average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation.

The costs of removing waste material in the process of mining ore, referred to as "stripping costs", are considered costs of the extracted minerals and recognized as a component of concentrate inventory to be recognized in cost of sales in the same period as the revenue from the sale of the concentrate inventory.

Materials and supplies inventory is valued at the lower of average cost and net realizable value.

Copper cathode inventory consists of finished goods in the form of copper cathode sheets. Copper cathode inventory is valued at the lower of average production cost and net realizable value.

(d)	Financial Instruments

All financial instruments, including derivatives, are included on the Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are recognized in the statements of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

  Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings (loss).

  Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the gain or loss is recognized in net earnings (loss).

  Held for trading financial instruments are measured at fair value. All changes in fair value are included in net earnings (loss) in the period in which they arise.

  All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings (loss) in the period in which they arise, except for cash flow hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in other comprehensive income (loss).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

In accordance with this standard, the Company had classified its financial instruments as follows:

Financial Instrument	Classification	Measurement
Cash and equivalents	Held for Trading	Fair Value
Restricted cash	Held for Trading	Fair Value
Marketable securities and investments (i)	Available for Sale	Fair Value
Amounts receivable	Loans and Receivables	Amortized cost
Advances to a related party	Loans and Receivables	Amortized cost
Reclamation deposits (ii)	Available for Sale	Fair Value
Promissory note (iii)	Loan and Receivable	Amortized cost
Bank indebtedness	Held for Trading	Fair Value
Accounts payable and accrued liabilities	Other Financial Liability	Amortized cost
Advances from a related party	Other Financial Liability	Amortized cost
Convertible debt (iv)	Other Financial Liability	Amortized cost

i.)	Marketable securities are classified as available-for-sale securities and are measured at fair market value with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss)

ii.)	Reclamation deposits invested in government bonds and treasury bills are classified as available-for-sale securities and are carried at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income (loss). These amounts will be reclassified from accumulated other comprehensive income (loss) to net earnings (loss) when the investment is sold.

iii.)	The Promissory note relating to the Red Mile Resources No. 2 Limited Partnership Agreement (“Red Mile”) is classified as a loan and receivable.

iv.)	The debt component of the Convertible bonds and debenture are classified as other financial liability and are measured at amortized cost.

v.)	The Company’s investment in a convertible promissory note of Continental Minerals Corporation (“Continental”) contained an embedded derivative which was separated from the host contract and measured at fair value. Continental repaid this promissory note during fiscal 2007.

(e)	Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company’s shareholder equity that results from transactions and other events from other than the Company’s shareholders and includes items that

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

would not normally be included in net earnings (loss), such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings (loss) to be presented in other “comprehensive income (loss)” until it is considered appropriate to recognize into net earnings (loss). This standard requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income (loss) is presented as a category in shareholders’ equity.

Accordingly, the Company reports a consolidated statement of operations and comprehensive income (loss) and includes the account “accumulated other comprehensive income (loss)” in the shareholders’ equity section of the consolidated balance sheet.

(f)	Plant and equipment

Plant and equipment are stated at cost less accumulated amortization. Mining and milling assets are amortized using the units of production method based on tons mined and milled, respectively, divided by the estimated tonnage to be recovered in the mine plan. During the year, the Company extended the life of its Gibraltar mine. Consequently, the useful life over which the Company’s mining and milling assets are depreciated has been extended to reflect their additional use from an extended mine life. Amortization for all other assets is calculated using the declining balance method at rates ranging from 10% to 50% per annum. Repairs and maintenance expenditures are charged to operations as incurred. Major improvements and replacements which extend the useful life of the asset are capitalized as incurred.

The costs of removing overburden material to access mineral reserve deposits, referred to as “stripping costs”, are accounted for as variable production costs to be included in the cost of inventory produced, unless the overburden removal activity can be shown to be a betterment of the mineral property, in which case these costs are capitalized. Betterment occurs when the overburden removal activity provides access to additional sources of mineral deposit reserves that will be produced in future periods which would not have otherwise been accessible in the absence of the pre-stripping activity. These deferred costs are amortized using the units of production basis to cost of sales over the life of the mineral deposit reserves.

(g)	Mineral property interests

The Company capitalizes mineral property acquisition costs on a property-by-property basis. Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Exploration expenditures incurred subsequent to the mining operations which do not increase production or extend the life of operations are expensed in the period incurred.

The Company capitalizes development expenditures which have (a) a probable future benefit which the Company can obtain, (b) result from a past transaction, and (c) occur on property controlled by the Company on mineralized ore bodies that have, or are determined to have as a result of these costs, economically mineable mineral reserves. Acquisition costs and development expenditures are amortized over the estimated life of the property, or written off to operations if

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests pursuant to the terms of the relevant agreement. Payments relating to a property acquired under an option or joint venture agreement, where such payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

Costs related to feasibility work and the development of processing technology are expensed as incurred. Costs incurred subsequent to the determination of the feasibility of the processing technology will be capitalized and amortized over the life of the related plant.

Administrative expenditures are expensed as incurred.

The amount presented for mineral property interests represents costs incurred to date and accumulated acquisition costs, less write-downs and accumulated amortization, and does not necessarily reflect present or future values.

(h)	Site closure and reclamation costs

The Company recognizes any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs are capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability, and the related asset retirement cost is capitalized as part of the carrying amount of the related long-lived asset. In the event the required decrease in the asset retirement cost is in excess of the carrying value, the excess amount is recorded as a change in estimate in the statement of operations.

(i)	Impairment of long-lived assets

Long-lived assets, including mineral property interests, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

The Company prepared cash flow forecasts for the Gibraltar mine and development projects using price assumptions reflecting prevailing commodity prices and analysts' consensus forecasts, current life-of-mine plans and forecast operating cost profiles. The analysis was based on a life of mine of 24 years, using long-term price assumptions of US$1.75 per pound of copper and US$12 per pound of molybdenum as well as a long-term foreign exchange of $1.23 CAD to $1 USD. No impairment was identified for the Gibraltar Mine and the Company’s other exploration projects as at December 31, 2008.

Management estimates of mineral prices, recoverable reserves, and operating, capital and reclamation costs used in impairment tests are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the future that could adversely affect management’s estimate of the net cash flow from its assets.

(j)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date of issue.

The proceeds, net of issue costs, from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of these exploration expenditures are transferred to the purchaser of the shares.

(k)	Stock-based compensation

The Company has a share option plan which is described in note 17(c). The Company records all stock-based payments using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(l)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

(m)	Functional currency and foreign currency translations

The Company’s functional currency is the Canadian dollar as the Canadian dollar is the currency of the primary economic environment in which the Company operates. While the Company receives its metal sales revenues in United States dollars, the majority of the Company’s supplies, labor, and services are denominated in Canadian dollars. All of the business operations of the Company are located in Canada. A majority of the Company’s financings are in Canadian dollars.

Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets, liabilities, revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Foreign exchange gains and losses are included in earnings.

For operations considered self-sustaining, of which the Company has none currently, foreign currency assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate for the fiscal period. The resulting foreign exchange gains and losses are accumulated in a separate component of shareholders’ equity until there has been a realized reduction in the net investment in such operations.

(n)	Earnings (loss) per common share

Basic earnings (loss) per common share are based on the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share is calculated using the treasury stock method, whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the year. Dilution for convertible bonds and debentures is calculated on an if-converted basis.

(o)	Variable interest entities

The Company accounts for variable interest entities (“VIE”) in accordance with Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG15”). AcG15 prescribes the application of consolidation principles for entities that meet the definition of a VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

(p)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

expenses during the reporting year. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests and plant and equipment, the balances of reclamation liability, income taxes, valuation allowances for future income tax assets, rates for depletion, depreciation and amortization, the assumptions used in computing stock-based compensation, the fair value of the option to convert the debenture into common shares and future cash flows related thereto, receivables from sales of concentrate and valuation of concentrate inventory, and the determination of mineral reserves and mine life. Actual results could differ from these estimates.

(q)	Segment disclosures

The Company operates in a single reportable operating segment, the exploration, development and operation of mineral property interests, within the geographic area of British Columbia, Canada.

(r)	Comparative figures

Certain of the prior years’ comparative figures have been reclassified to conform with the presentation adopted for the current year.

4.	CHANGES IN ACCOUNTING POLICY

The Company adopted the following new accounting standards issued by the CICA relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Accounting Changes (Section 1506)

This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. As a result, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information. Changes in accounting estimates during the period resulting from the increase in the life of the Gibraltar mine are disclosed in notes 10 and 15.

(b)	Capital Disclosures (Section 1535)

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance. These disclosures are presented in note 6(a).

(c)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

These standards replace CICA 3861, "Financial Instruments – Disclosure and Presentation". These new standards require entities to disclose quantitative and qualitative information that enable users to evaluate the significance of financial instruments on the Company’s financial performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed during the year and at the balance sheet date. In addition, disclosure is required of management’s objectives, policies and procedures for managing these risks. These disclosures are presented in note 6(b) and (c).

(d)	Inventories (Section 3031)

This standard replaces the existing Section 3030 with the same title and harmonizes accounting for inventories under Canadian GAAP with International Financial Reporting Standards ("IFRS"). This standard requires that inventories be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including the allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The Company adopted this standard during the current period and determined that there was no significant impact on the financial statements.

(e)	Going Concern – Amendments to Section 1400

CICA Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The Company has assessed its ability to continue as a going concern and concluded that it will be able to continue as a going concern (note 1).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

New Accounting Standards Not Yet Adopted

(f)	International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board ("AcSB") has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) with International Financial Reporting Standards ("IFRS") for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is currently in the process of developing an IFRS conversion plan and evaluating the impact of the transition to IFRS.

(g)	Section 3064 – Goodwill and Intangibles

The AcSB issued CICA Handbook Section 3064, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the impact of this new standard and anticipates this standard will have no significant impact on the financial statements.

5.	INVENTORY

	As at	As at
	December 31	September 30
	2008	2007
Copper concentrate	$6,508	$6,623
Ore in process	1,120	2,320
Materials and supplies	12,100	8,510
Copper cathode	612	605
	$20,340	$18,058

At December 31, 2008, the Company recorded an adjustment of $1,504 to reduce the concentrate inventory to its net realizable value (2007 – $nil).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

6.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)	Capital Management Objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient funds on hand for business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and equivalents, credit facilities and convertible debt as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt. As at December 31, 2008, the Company is subject to externally-imposed capital requirements in the form of bank covenants relating to the bank indebtedness (note 13) and restrictions on certain of its cash balances (note 11).

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are approved by the Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the fifteen months ended December 31, 2008 and the Company expects it will be able to raise sufficient capital resources to carry out its plans of operations for fiscal 2009 as disclosed in note 1.

(b)	Carrying Amounts and Fair Values of Financial Instrument

The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party. Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be realized for these financial instruments.

The fair values of the tracking preferred shares are not readily determinable with sufficient reliability due to the difficulty in obtaining appropriate market information. It is not practicable to determine the fair value of the investment and advances from related parties because of the related party nature of such amounts and the absence of a secondary market for such instruments. The fair values of the promissory note are not readily determinable with sufficient reliability due to the uncertainty around the maturities and the future cash flows associated with the promissory note.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

Aside from the financial assets mentioned above, the carrying amounts of the Company's other financial assets approximate their fair values. The following tables show the estimated fair values of the these financial assets:

	Estimated fair value as at
	December 31, 2008	September 30, 2007

Cash and equivalents	$4,587	$37,636
Restricted cash	4,400	4,400
Held for trading	$8,987	$42,036

Accounts receivable	$4,606	$12,021
Loans and receivables	$4,606	$12,021

Marketable securities and investments	$3,138	$18,542
Reclamation deposits	32,396	33,396
Available for sale financial assets	$35,534	$51,938

Total financial assets	$49,127	$105,995

The fair value of marketable securities and investments and reclamation deposits represents the market value of quoted investments.

The fair values of financial liabilities are as follows:

	Estimated fair value as at
	December 31, 2008	September 30, 2007

Bank Indebtedness	$5,737	$–
Accounts payable and accrued liabilities	53,036	30,435
Advances due to a related party	1,772	–
Convertible debt	33,329	41,008
	$93,874	$71,443

At December 31, 2008, all the Company's financial liabilities were classified as other financial liabilities and carried at amortized cost. The fair values of the convertible debt were determined by discounting the stream of future payments of interest and principal at 12.5% which approximates the Company’s current borrowing rate.

(c)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees of financial instrument related risks. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed are provided as follows.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

(i)	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and equivalents, restricted cash, reclamation deposits, promissory note and accounts receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents, restricted cash and reclamation deposits with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

Substantially all the Company's cash and equivalents are held with one major Canadian financial institution and its subsidiaries. The reclamation trust and the promissory note are each held at different financial institutions from the cash and equivalents.

(ii)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company's cash and equivalents are invested in business accounts and bankers acceptances, and are available on demand for the Company's programs.

The following are the contractual maturities of financial liabilities:

	Carrying				Over 3
2008	amount	2009	2010	2011	years
Accounts payable and
accrued liabilities	$53,036	$53,036	$–	$–	$–
Bank overdraft facility	5,737	5,737
Amounts due to a related
party	1,772	1,772	–	–	–
Convertible debt (note14(a))	35,219	–	–	35,219	–
Total liabilities	$95,764	$60,545	$–	$35,219	$–

	Carrying				Over 3
2007	amount	2008	2009	2010	years
Accounts payable and
accrued liabilities	$30,435	$30,435	$–	$–	$–
Convertible debt	41,008	–	–	–	41,008
Total liabilities	$71,443	$30,435	$–	$–	$41,008

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

(iii)	Market Risk

The significant market risk exposures to which the Company is exposed are commodity price risk, foreign exchange risk, and interest rate risk.

	(a)	Commodity Price Risk

The value of the Company's mineral resource properties is dependent on the price of copper, gold, molybdenum and niobium and the outlook for these minerals. The Company does not have any hedging or other commodity based risks with respect to its operations.

Market prices for these metals historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators.

The profitability of the Company's operations is highly correlated to the market price of copper and molybdenum. If copper prices decline for a prolonged period below the cost of production of the Company's operating mine, it may not be economically feasible to continue production.

As at December 31, 2008 and September 30, 2007, the Company had no commodity hedges in place, and consequently, hedge accounting is not used.

	(b)	Foreign Exchange Risk

The Company's revenues from the production and sale of copper and molybdenum are denominated in US dollars. The Company's concentrate treatment, refining, and transportation costs are substantially denominated in US dollars. However the Company's operating expenses are incurred primarily in Canadian dollars and its liabilities are denominated primarily in Canadian dollars. Consequently, the Company's operations are subject to currency transaction risk and currency translation risk.

The operating results and the financial position of the Company are reported in Canadian dollars. The fluctuation of the US dollar in relation to the Canadian dollar will, consequently, have an impact upon the reported profitability of the Company and may also affect the value of the Company's assets and liabilities.

As at December 31, 2008 and September 30, 2007, the Company had no foreign currency hedges in place, and consequently, hedge accounting is not used.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

The Company's financial assets held in the US dollars (stated in Canadian dollars) were:

Carrying value	December 31, 2008	September 30, 2007

Cash and equivalents	$2,169	$34,717
Accounts receivable	-	6,909
Total financial assets	$2,169	$41,626

The Company's financial liabilities held in the US dollars (stated in Canadian dollars) were:

Carrying value	December 31, 2008	September 30, 2007

Accounts payable and accrued liabilities	$13,227	$765
Convertible debt	35,219	26,693
Total financial liabilities	$48,446	$27,458

The following exchange rates applied during the periods ended December 31, 2008 and September 30, 2007:

	Average rate		Period end spot rate
	Dec. 31	Sept. 30	Dec. 31	Sept. 30
	2008	2007	2008	2007
CAD vs. USD	1.0501	1.1135	1.2180	0.9948

A 10 percent weakening of the Canadian dollar against the US Dollar at December 31, 2008 and September 30, 2007 would have increased net earnings by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Dec. 31, 2008	Sept. 30, 2007
Net Earnings	$12,613	$14,447

A 10 percent strengthening of the Canadian Dollars against the US Dollar at December 31, 2008 would have had the equal but opposite effect on the amounts shown above, on the basis that all other variables remain constant.

(c)	Interest Rate Risk

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents in order to provide liquidity while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact on the value of cash equivalents and reclamation deposits, which are invested in Canadian provincial bonds.

The convertible bonds carry a fixed interest rate of 7.125% per annum and as such are not subject to fluctuations in interest rate. The bank indebtedness carries a variable interest rate at prime rate plus 1%.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

The exposure of the Company's financial assets to interest rate risk as at December 31, 2008 is as follows:

			Weighted
		Weighted	average
		average	period for
		effective	which the
		interest rate	interest rate is
	Total	(percent)	fixed (years)
Financial assets subject to floating
interest rates	$8,987	4.0%	N/A
Financial assets subject to fixed
interest rates	109,464	6.3%	7.02
Equity investments	3,138	N/A	N/A
Trade and other receivables	4,606	N/A	N/A
Total financial assets	$126,195

The exposure of the Company's financial assets to interest rate risk as at September 30, 2007 is as follows:

			Weighted
			average
		Weighted	period for
		average	which the
		effective	interest rate
		interest rate	is fixed
	Total	(percent)	(years)

Financial assets subject to floating
interest rates	$42,036	5.4%	N/A
Financial assets subject to fixed
interest rates	107,832	5.7%	7.81
Equity investments	18,542	N/A	N/A
Trade and other receivables	12,828	N/A	N/A
Total financial assets	$181,238

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

The exposure of the Company's financial liabilities to interest rate risk at December 31, 2008 is as follows:

			Weighted
			average
		Weighted	period for	Weighted
		average	which the	average
		effective	interest rate	period until
		interest rate	is fixed	maturity
	Total	(percent)	(years)	(years)
Financial liabilities subject to	$5,737	4.0%	N/A	N/A
floating interest rates
Financial liabilities subject to	35,219	7.1%	2.6	2.6
fixed interest rates
Other liabilities	54,808	N/A	N/A	N/A
Total financial liabilities	$95,764

The exposure of the Company's financial liabilities to interest rate risk at September 30, 2007 is as follows:

			Weighted
		Weighted	average
		average	period for	Weighted
		effective	which the	average
		interest	interest rate	period until
		rate	is fixed	maturity
	Total	(percent)	(years)	(years)
Financial liabilities subject to
fixed interest rates	$26,693	7.1%	3.86	3.86
Non-interest bearing debt	14,315	N/A	N/A	1.83
Other liabilities	30,435	N/A	N/A	N/A
Total financial liabilities	$71,443

A 10 percent decrease of the prime rate for the year ended December 31, 2008 and September 30, 2007 would have increased net earnings by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant.

	Dec. 31, 2008	Sept. 30, 2007
Net earnings	$142	$515

A 10 percent increase of the prime rate for the year ended December 31, 2008 and September 30, 2007 would have an the equal but opposite effect on net earnings on the basis that all other variables remain constant.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

7.	MARKETABLE SECURITIES AND INVESTMENTS

	As at December 31, 2008
		Unrealized
	Cost	Gain/(Loss)	Fair Value
Continental Minerals Corporation – Common shares	$9,880	$(7,297)	$2,583
Investment in other public companies	409	146	555
	$10,289	$(7,151)	$3,138

	As at September 30, 2007
		Unrealized
	Cost	Gain/(Loss)	Fair Value
Continental Minerals Corporation – Common shares	$9,880	$2,566	$12,446
Continental Minerals Corporation – Warrants	3,118	(2,232)	886
Investment in other public companies	4,574	636	5,210
	$17,572	$970	$18,542

At September 30, 2006, the Company held a convertible promissory note (“Note”) of Continental Minerals Corporation (“Continental”), a public company which is a related party by virtue of certain common directors. The Note contained a right to participate in Continental’s equity financings at a 5% discount to the price paid by other parties in the financing. In February 2007, the Company redeemed the Note and exercised its pre-emptive right to participate in Continental’s equity financing. The Company received the principal amount of the Note ($11,500) plus a 5% premium, for total proceeds of $12,100. The proceeds were used to subscribe for 7,318,182 equity units (“Units”) of Continental at a price of $1.65 per Unit. Each Unit consisted of one common share of Continental and one Continental common share purchase warrant, exercisable at a price of $1.80 per share for a one year period from the completion of the financing, thus expiring February 20, 2008. The proceeds paid for the Units were allocated to the common shares and warrants received of Continental based on the pro-rated fair value of the common shares ($9,880) and warrants ($3,118) at the time of the financing.

In February 2008, the Continental warrants expired unexercised. To reflect this expiry, a mark-to-market loss of $886 (year ended September 30, 2007 – loss of $2,232) was charged to operations. As at December 31, 2008, the Company held 7,827,726 common shares (September 30, 2007 – 7,827,726) and Nil (September 30, 2007 – 7,318,182) share purchase warrants of Continental.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

8.	ARRANGEMENT AGREEMENT (TRACKING PREFERRED SHARES AND HARMONY GOLD PROPERTY)

In October 2001, the Company and its subsidiary Gibraltar Mines Ltd. ("Gibraltar") completed the acquisition of the Harmony Gold Property and related assets from Continental, for 12,483,916 series "A" non-voting tracking preferred shares of Gibraltar and $2,230 cash. The tracking preferred shares were recorded at $26,642, being their then fair value, and are designed to track and capture the value of the Harmony Gold Property and will be redeemed for common shares of Taseko upon a realization event, such as a sale of the Harmony Gold Property to a third party or commercial production at the Harmony Gold Property or, at the option of Gibraltar, if a realization event has not occurred by 2011. Accordingly, the tracking preferred shares have been classified within shareholders’ equity on the consolidated balance sheet.

As previously noted, the Gibraltar tracking preferred shares are redeemable for common shares of Taseko upon the occurrence of certain value realization events for the Harmony Gold Property. The tracking preferred shares are redeemable at specified prices per common share of Taseko starting at $3.39 and escalating by $0.25 per year, currently at $5.14 (as of December 31, 2008). If a realization event does not occur on or before October 16, 2011, Gibraltar has the right to redeem the tracking preferred shares for Taseko common shares at a deemed price equal to the greater of the then average 20 day trading price of the common shares of Taseko and $10.00. The Taseko common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of redeemable preferred shares of Continental that were issued to Continental shareholders at the time of the Arrangement Agreement.

9.	MINERAL PROPERTY INTERESTS

	December 31	September 30
	2008	2007
Gibraltar Copper Mine (note 9(a))	$16,743	$10,062
Prosperity Gold-Copper Property (note 9(b))	1	1
Harmony Gold Property (note 9(c))	1	1
Aley Niobium Property (note 9(e))	8,343	8,343
Oakmont Royalty Interest (note 9(f))	7,520	-
	$32,608	$18,407

(a)	Gibraltar Copper Mine

In July 1999, the Company acquired a 100% interest in the Gibraltar Copper Mine mineral property, located near Williams Lake, British Columbia, Canada from Boliden Westmin (Canada) Limited ("BWCL") for $3,325. The acquisition of the Gibraltar Mine, which had been on care and maintenance since 1998, included plant and equipment and supplies inventory of the Gibraltar Mine, and $8,000 of funds for future reclamation. As part of its 1999 operating permits, the Company had agreed to incur a total of $4,000 on reclamation and environmental

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

programs during the six year period July 1999 to July 2005. The Gibraltar mine final reclamation and closure plan is updated every five years. The most recent reclamation plan and closure report was approved by the British Columbia Ministry of Energy and Mines in 2004. Pursuant to this approved closure plan, the Ministry agreed that the Company had satisfied the $4,000 reclamation obligation required under the 1999 operating permits.

The acquisition agreement contained certain indemnification clauses. The $8,000 of funds set aside for future reclamation was considered a "Qualified Environmental Trust" for Canadian income tax purposes. During the year ended September 30, 2003, the Government of British Columbia released these funds from the Trust, which resulted in an income inclusion to the Company, and consequently resulted in the Company utilizing $3,570 of tax pools otherwise available to it. The Company has made a claim to BWCL for this estimated tax liability under the indemnification terms of the agreement. No amount has been recognized in these consolidated financial statements related to this claim.

During the year ended September 30, 2004, the Company commenced restart activities and entered into an agreement with Ledcor CMI Ltd. and Ledcor Mining Ltd. (together "Ledcor"), whereby Ledcor would finance certain equipment and commission, restart, and operate the Gibraltar Mine. Ledcor’s primary responsibility was the commissioning and the operating of the mine in addition to other aspects of mine operations, including drilling, blasting, loading and hauling of ore and waste as well as the recruitment of personnel and the maintenance of equipment and facilities. Pursuant to the agreement, the Company was required to maintain a bank account with a balance of at least $5,000 in a "product revenue account", for purposes of providing a working capital reserve for operations and general administrative costs. The Company granted a general security agreement to Ledcor for $5,800 and a second charge on certain mine equipment with an appraised fair value of at least $5,800.

In July 2006, the Company effected a notice of voluntary withdrawal from the agreement established with Ledcor. Under this notice, and effective November 2006, the Company assumed responsibility as operator of the Gibraltar mine and paid Ledcor a termination fee of $3,500. This termination fee was accrued for in the consolidated financial statements for the year ended September 30, 2006 and was paid during the year ended September 30, 2007.

(b)	Prosperity Gold-Copper Property

The Company owns 100% of the Prosperity Gold-Copper Property, consisting of 196 mineral claims covering the mineral rights for approximately 85 square km in the Clinton Mining Division in south central British Columbia, Canada.

(c)	Harmony Gold Property

Under the terms of an arrangement agreement (note 8), the Company acquired a 100% interest in the Harmony Gold Property in fiscal 2002.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

(d)	Royalty Agreement (promissory note and royalty obligation)

In September 2004, the Company entered into agreements with an unrelated investment partnership, Red Mile Resources No. 2 Limited Partnership ("Red Mile"). Gibraltar sold to Red Mile a royalty for $67,357 cash, which cash was received on September 29, 2004. These funds were subsequently invested in a promissory note with a trust company and the Company pledged the promissory note along with interest earned and to be earned thereon for a total of $70,200 to secure its royalty obligations under the agreements.

At December 31, 2008, the promissory note amounted to $77,068 (September 30, 2007 – $74,436), of which $3,384 (September 30, 2007 – $2,086) is current, while the royalty obligation amounted to $64,357 (September 30, 2007 – $65,416) of which $3,384 (September 30, 2007 – $2,086) is current.

Pursuant to the agreements, the Company received an aggregate of $10,500 in fees and interest for services performed in relation to the Red Mile transaction, of which $5,250 was received in each of September and December of 2004, and included in interest and other income.

The amount of $5,250 received in September 2004 included $1,750 for indemnifying an affiliate of Red Mile from any claims relating to a breach by Gibraltar under the royalty agreement. The funds received in respect of the indemnification are presented as deferred revenue, and are recognized over the expected remaining life of the royalty agreement, with $1,006 (September 30, 2007 – $1,225) remaining as deferred as at December 31, 2008, of which $175 (September 30, 2007 – $175) is classified as current.

Annual royalties will be payable by Gibraltar to Red Mile at rates ranging from $0.01 per pound to $0.14 per pound of copper produced during the period from the commencement of commercial production (as defined in the agreement) to the later of (i) December 2014 and (ii) five years after the end of commercial production from the mine. For the year ended December 31, 2008, Gibraltar paid a royalty of $0.0566 (September 30, 2007 – $0.0555) per pound of copper produced to Red Mile. Gibraltar is entitled to have released to it funds held under the promissory note and interest thereon to fund its royalty obligations to the extent of its royalty payment obligations.

The Company has a pre-emptive option to effectively purchase ("call") the royalty interest by acquiring the Red Mile partnership units at a future date in consideration of a payment which is (i) approximately equal to the funds received by the Company less royalty payments to date, or (ii) fair value, whichever is lower. Under certain circumstances, the investors in Red Mile also have a right to sell ("put") their Red Mile partnership units to the Company at fair value; however , such right is subject to the Company's pre-emptive right to exercise the "call" in advance of any "put" being exercised and completed.

The Company has granted to Red Mile a net profits interest ("NPI"), which survives any "put" or "call" of the Red Mile units. The NPI is applicable for the years 2011 to 2014 and is 2% if the price of copper averages US$2.50 to US$2.74 per pound, 3% if the price of copper averages US$2.75 to US$2.99 per pound and 4% if the price of copper averages US$3.00 per pound or greater for any year during that period. The US-dollar pricing amounts specified above are based

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

upon an exchange rate of US$0.75 for Cdn$1.00, and shall be adjusted from time to time by any variation of such exchange rates. No NPI is payable until the Company reaches a pre-determined aggregate level of revenues less defined operating costs and expenditures. No NPI is payable at December 31, 2008.

In accordance with AcG15, the Company has determined that the royalty agreement created certain variable interest entities for which the Company holds a variable interest. However, as the Company is not the primary beneficiary under the agreement, it is not required to consolidate any of such entities.

(e)	Aley Niobium Property

In June 2007, the Company completed the acquisition of all the issued and outstanding shares in the capital of a private company with a project in north-eastern British Columbia, Canada (“the Transaction”), for a total cash consideration to the acquired company’s shareholders of $1,500 as well as a share settlement to the value of $2,970 (consisting of 894,730 common shares).

In the above Transaction, the Company also purchased the residual net smelter royalties (“NSR”) from Teck Cominco Metals Limited (“Teck”) for a total cash consideration to Teck of $300 and the issuance of units with a value of $835 (consisting of 240,000 common shares and 120,000 warrants). Each warrant is exercisable into one common share at $3.48 until June 4, 2009.

The following table summarizes the total purchase consideration of Aley and the NSR:

Amount
Cash	$1,800
Issuance of 1,134,730 common shares	3,642
Issuance of 120,000 warrants	163
Total purchase consideration	$5,605

The total acquisition price has been allocated to the net assets acquired and liabilities assumed as follows:

Amount
Current assets	$79
Mineral property interests	8,343
Current liabilities	(123)
Future income taxes	(2,694)
Total consideration paid, being cash, common shares and units	$5,605

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

(f)	Purchase of Oakmont Ventures Ltd.

On May 2, 2008, the Company completed the acquisition of all the issued and outstanding shares in the capital of a private company, Oakmont Ventures Ltd. (“Oakmont”), whose sole asset is the 30% net profits interest in certain claims that are part of the Gibraltar mine property located adjacent to the Gibraltar East pit. The acquisition was completed through the issuance of 1,000,000 common shares of the Company at the value of $5,220. The acquisition was accounted for under the purchase method.

The following table summarizes the total purchase consideration of Oakmont:

Amount
Issuance of 1,000,000 common shares	$5,220
Payment of Oakmont’s liabilities	302
Total purchase consideration	$5,522

The total acquisition price has been allocated to the net assets acquired and liabilities assumed as follows:

Amount
Mineral property interests	$7,520
Current liabilities	(43)
Future income taxes	(1,955)
Total consideration paid, being cash, common shares and units	$5,522

The results of operations of this acquired company have been included in the Company’s consolidated financial statements from the date of the acquisition.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

10.	MINERAL PROPERTY INTERESTS, PLANT AND EQUIPMENT

Plant and equipment - Gibraltar Mine
	December 31, 2008			September 30, 2007
		Accumulated	Net book	Accumulated		Net book
	Cost	Amortization	value	Cost Amortization		value
Buildings and equipment	$6,115	$2,421	$3,694	$6,115	$1,905	$4,210
Mine equipment	58,659	9,900	48,759	55,529	9,216	46,313
Plant and equipment	97,867	4,126	93,741	26,900	1,698	25,202
Vehicles	1,864	1,086	778	1,511	753	758
Computer equipment	3,390	2,870	520	3,178	2,225	953
Social assets	402	–	402	402	–	402
Deferred pre-stripping costs	52,535	2,358	50,177	32,949	–	32,949
Construction in progress	82,542	–	82,542	52,887	–	52,887
Assets under capital lease	17,521	13	17,508	–	–	–
Asset retirement costs (note 15)	–	–	–	1,426	–	1,426
Total Gibraltar mine	$320,895	$22,774	$298,121	$180,897	$15,797	$165,100

Other equipment and leasehold
improvements	$386	$103	$283	$–	$–	$–

Mineral property interests (note 9)			32,608			18,407

Net asset retirement obligation adjustment			(6,012)			(6,609)

Mineral properties, plant and equipment			$325,000			$176,898

As at December 31, 2008, approximately $82,542 (2007 – $52,887) of plant and equipment is under construction and not being amortized. Amortization recorded during the period reflected changes in accounting estimates during the period resulting from the increase in the life of the Gibraltar mine.

11.	RESTRICTED CASH

In February 2007, Taseko issued a standby letter of credit, collateralized by cash in the amount of $4,400, to British Columbia Hydro and Power Authority (“B.C. Hydro”) to provide security for costs to be incurred by BC Hydro relating to the electrical system reinforcements required for the Gibraltar Expansion Project in accordance with “Credit Support Agreement” between Gibraltar and B.C. Hydro. Under the agreement, the Company is required to submit a standby letter of credit as a guarantee in the amount of $4,400 in order for B.C. Hydro to initiate procurement of major equipment as part of systems reinforcements. The letter of credit will be released over time, as Gibraltar consumes power.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

12.	RELATED PARTY TRANSACTIONS AND ADVANCES

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

	15 months ended	12 months ended
	December 31	September 30

Transactions	2008	2007	2006
Services rendered and expenses reimbursed
Hunter Dickinson Services Inc.	$8,934	$4,936	$2,869

Advances to related party	As at	As at
	December 31	September 30
	2008	2007
Hunter Dickinson Services Inc.	$–	$807

Amounts due to a related party	As at	As at
	December 31	September 30
	2008	2007
Hunter Dickinson Services Inc.	$1,772	$–

Hunter Dickinson Services Inc. ("HDSI") (formerly Hunter Dickinson Inc.) is a private company owned equally by several public companies, one of which is Taseko. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis per agreement dated June 1, 2008. Advances are non-interest bearing and due on demand.

13.	BANK INDEBTEDNESS

During the fifteen months ended December 31, 2008, the Company signed an overdraft facility with a Canadian financial institution for up to $10,000. As at December 31, 2008, the Company had drawn $5,737 from the overdraft facility. The term of the facility bore interest at prime rate plus 1% and was secured against the Company’s accounts receivable. The facility agreement stipulated that the facility will be terminated in the event the London Metal Exchange (“LME”) monthly cash price of copper reduces below US$2.00 per pound. The facility was also subject to minimum working capital, interest and debt-to-equity ratio covenants. Subsequent to year-end, due to the decrease in copper prices below US$2.00, the Company repaid the facility in full.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

14.	CONVERTIBLE DEBT

	December 31	September 30
	2008	2007
Liability Component
Convertible Bonds – August 2006	$35,219	$26,693
Convertible Debenture – NVI	–	14,315
Convertible Debt – Liability Component	$35,219	$41,008

Equity Component
Convertible Bonds – August 2006	$3,832	$3,832
Convertible Debenture – NVI	–	9,823
Convertible Debt – Equity Component	$3,832	$13,655

(a)	Convertible Bonds – August 2006

On August 29, 2006 (the “Closing”), the Company issued US$30,000 in principal amount of five year convertible bonds due in 2011 (the "Bonds") to qualified institutional buyers (the “Bondholders”). The Bonds are convertible into the Company’s common shares. The Bonds constitute direct, unsubordinated, unsecured, general and unconditional obligations of the Company.

The Bonds were issued at 100% and, if not converted, will be redeemed at maturity at 101%. The Bonds carry coupon interest rates of 7.125% per annum. The Bonds have a “put” right in August 2009 to be redeemed at 100.6%. Due to this “put” right, the Bonds have been accordingly classified as current liabilities as at December 31, 2008. However, the Company has not received any indication from the Bondholders with regards to their intention to exercise the “put” right to date.

The Bonds are convertible at the holder’s option after 40 days from issuance until August 19, 2011 at a conversion price of US$3.35, or up to 8,955,224 common shares of the Company, which was a premium of approximately 40% over the trading price of the Company’s shares at the time of Closing. At any time after September 12, 2008, the Company will have the right to call for the conversion of the Bonds into the number of shares as set out above, so long as the Company’s shares trade at least 50% above the conversion price for at least 20 business days in any period of 30 consecutive business days.

For accounting purposes, the Bonds contain both a liability component and an equity component, being the holder’s conversion right, which have been separately presented in the consolidated balance sheets. The Company has allocated the US$30,000 face value of the Bonds to the liability and equity components. At issuance, the Company estimated the fair value of the conversion option by deducting the present value of the future cash outflows of the Bonds from the face value of the principal of the Bonds. The fair value of the liability component was determined by discounting the stream of future payments of interest and principal at the estimated prevailing market rate of 10.5% for a comparable debt instrument that excluded any conversion privilege by

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

the holder. The residual carrying value of the Bonds is required to be accreted to the redemption value of the Bonds to the first redemption date of the Bonds based on an effective annual interest rate of 12%. For the period ended December 31, 2008, interest and accretion relating to the debt totaled $4,999 (September 30, 2007 – $3,989).

The continuity of the Bonds is as follows:

	15 months ended	Year ended
	December 31,	September 30,
	2008	2007
Present value of convertible bonds
Beginning of period	$26,693	$29,761
Unrealized foreign exchange loss (gain)	6,328	(3,306)
Finance cost reclassification	–	(1,382)
Accretion for the period	2,198	1,620
End of period	35,219	26,693
Conversion right	3,832	3,832
Convertible bonds	$39,051	$30,525

Convertible Bonds	December 31,	September 30,
	2008	2007

Summary of the convertible bond terms
Principal amount of convertible debenture	US $30,000	US $30,000
Price per common share of the unexercised conversion right	US$ 3.35	US$ 3.35
Number of common shares potentially issuable under
unexercised conversion right	8,955,224	8,955,224

(b)	Convertible Debenture – NVI Mining Ltd (formerly Boliden Westmin (Canada) Limited)

On July 21, 1999, in connection with the acquisition of the Gibraltar mine, the Company issued a $17,000 interest-free debenture (the “Debenture”) to NVI Mining Ltd. (“NVI” or formerly Boliden Westmin (Canada) Limited). The Debenture was due on July 21, 2009 and was convertible into common shares of the Company over a 10 year period commencing at a price of $3.14 per share in year one and escalating by $0.25 per share per year thereafter. NVI had the right to convert, in part or in whole from time to time, the Debenture into fully paid common shares of the Company from year one to year ten.

On April 2, 2008, NVI issued a notice to the Company to convert the principal amount of the Debenture of $17,000 at an effective conversion rate of $5.14 per common share, which would have resulted in 3,307,393 common shares of the Company being issued to NVI. The Company issued 2,612,971 to NVI and a cash payment of $3,569 in lieu of issuing the remaining 694,422 common shares as full and final settlement to NVI.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

The continuity of the Debenture is as follows:

	15 months ended	Year ended
	December 31,	September 30,
Liability component:	2008	2007

Present value of convertible debenture	$14,315	$13,013
Accretion, net of interest, for the period	750	1,302
Balance	15,065	14,315
Conversion	(15,065)	–
Liability component	–	14,315

Equity component:
Conversion right	9,823	9,823
Conversion	(9,823)	–
Equity component	–	9,823

Convertible debenture	$–	$24,138

NVI convertible debenture	December 31	September 30
	2008	2007
Summary of the convertible debenture terms
Principal amount of convertible debenture	N/A	$17,000
Price per common share of the unexercised conversion right	N/A	$5.14
Number of common shares potentially issuable under
unexercised conversion right	N/A	3,307,393

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

15.	SITE CLOSURE AND RECLAMATION OBLIGATIONS

The continuity of the provision for site closure and reclamation costs related to the Gibraltar mine is as follows:

Balance, September 30, 2005	$17,314
Changes during fiscal 2006:
Reclamation incurred	(71)
Accretion expense	1,732
Balance, September 30, 2006	$18,975
Changes during fiscal 2007:
Reclamation incurred	(167)
Accretion expense	1,777
Additional site closure and reclamation obligation recognized	4,449
Reduction in the present value of reclamation obligation due to a revision in mine life	(7,593)
Balance, September 30, 2007	$17,441
Changes during the 15 months ended December 31, 2008:
Reclamation incurred	(183)
Accretion expense	1,451
Additional site closure and reclamation obligation recognized	366
Reduction in the present value of reclamation obligation due to a revision in mine life	(8,709)
Balance, December 31, 2008	$10,366

During the 15 months ended December 31, 2008, the value of the underlying site closure and reclamation obligation was revised to reflect an increase in the life of the Gibraltar mine. This change resulted in a revision to the timing of undiscounted cash flows associated with the carrying amount of the liability and a reduction in the present value of the site closure and reclamation obligation. The impact of these changes in estimates are:

  an increase to asset retirement costs included in mineral properties, plant and equipment and corresponding increase to reclamation obligation as at December 31, 2008 of $366 (September 30, 2007 – $4,449).

  a decrease of $1,426 (2007 - $Nil) in asset retirement costs included in mineral properties, plant and equipment a decrease as at December 31, 2008 of $8,709 (September 30, 2007 – $7,593) in the present value of the reclamation obligation due to an extension in the mine life.

  a gain for the 15 months ended December 31, 2008 of $6,917 (year ended September 30, 2007 – $4,570; year ended September 30, 2006 – $nil ) .

The new estimated amount of the reclamation costs, adjusted for estimated inflation at 2.5% per year, in 2032 dollars, as at December 31, 2008 is $90,000 (September 30, 2007 – $68,400) and is expected to be spent over a period of approximately three years beginning in 2032. The credit-adjusted risk free rates at which the estimated future cash flows have been discounted at 7.1% to 10%, which results in a net present value as at December 31, 2008 of $10,366 (September 30, 2007 – $17,441). The accretion for the fifteen months ended December 31, 2008 of $1,451 (year ended September 30, 2007 – $1,777; year ended September 30, 2006 – $1,732) is charged to the statement of operations.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

As required by regulatory authorities, at December 31, 2008, the Company had cash reclamation deposits totaling $32,396 (September 30, 2007 – $33,396) comprised of $32,152 (September 30, 2007 – $33,186) for the Gibraltar mine, $30 (September 30, 2007 – $30) for the Prosperity project, $175 (September 30, 2007 – $175) for the Harmony project and $39 (September 30, 2007 – $5) for the Aley Niobium Project. These deposits are invested in government bonds and treasury bills and bear interest at rates ranging from 3.33% to 5.85% per annum. During the 15 months ended December 31, 2008, the Government of British Columbia permitted the Company to withdraw $5,000 from the Gibraltar mine reclamation deposit in exchange for security on certain equipment of the Gibraltar mine. Subsequent to period-end, the Company obtained further approval and withdrew $3,900 from the reclamation deposit.

16.	CAPITAL LEASE OBLIGATIONS

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to three to four year capital lease agreements.

Capital lease obligations as detailed above are secured over plant and equipment and are repayable in monthly installments. Interest is charged at rates linked to the prevailing prime rate of the relative financial institution mentioned above.

Future minimum lease payments are as follows:

2009	$4,280
2010	4,003
2011	4,003
Thereafter until 2013	6,614
Total minimum lease payments	$18,900
Less: interest portion	(2,476)
Present value of capital lease obligations	$16,424
Current portion	(3,324)
Non-current portion	$13,100

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

17.	SHARE CAPITAL

(a)	Authorized

Authorized share capital of the Company consists of an unlimited number of common shares without par value.

(b)	Private Placements

In October 2007, the Company completed a short form prospectus offering of 7,115,385 common shares at a price of $5.20 per common share, and also granted to the underwriters an over- allotment option to purchase up to an additional 1,067,307 common shares at the same price, which over-allotment option was exercised in full, for aggregate gross proceeds to the Company of approximately $42,500. Financing fees of $2,553 were paid to the underwriters.

In November 2007, the Company completed a private placement financing of 1,455,100 common shares at a price of $5.20 per share for gross proceeds of $7,600. A finder’s fee of $205 was paid in conjunction with the private placement.

In December 2008, the Company completed a private placement financing of 8,571,429 units (the "Units"), with each Unit consisting of one common share and one common share purchase warrant (a "Warrant"), at the issue price of $0.70 per Unit for gross proceeds of $6,000. Each Warrant entitles the holder to purchase one common share of the Company (a "Warrant Share") for a period of 24 months at the exercise price of $0.85 per Warrant Share in the first 12 months and $0.95 per Warrant Share in the second 12 months, subject to an acceleration of the expiry date to 30 days in the event the Company's common shares trade at a price of $1.50 or higher for a period of 10 trading days. A finder's fee of 6% of the proceeds of the private placement financing was paid in equivalent Units.

(c)	Share purchase option plan

The Company has a share purchase option compensation plan (the “Plan”) approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers and consultants. The Plan is based on a maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company’s outstanding common shares, calculated from time to time. Pursuant to the Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, the options available to grant under the Plan increase proportionately. The exercise price of each option is set by the Board of Directors at the time of grant and cannot be less than the market price (less permissible discounts) on the Toronto Stock Exchange. Options may have a term of up to ten years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death. Vesting of options is at the discretion of the Board at the time the options are granted.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

The continuity of share purchase options is as follows:

	2008		2007		2006
	Number	Average	Number	Average	Number	Average
	of shares	Price	of shares	Price	of shares	Price
Opening balance	5,707,334	$2.60	3,578,834	$1.78	9,280,500	$1.17
Granted during the period	8,472,050	2.19	3,301,500	3.21	2,159,500	2.24
Exercised during the period	(270,100)	2.48	(1,057,633)	1.76	(7,438,166)	1.21
Expired/cancelled during period	(6,091,566)	3.67	(115,367)	2.20	(423,000)	0.91
Closing balance	7,817,718	$1.33	5,707,334	$2.60	3,578,834	$1.78
Average contractual remaining life (years)		3.47		3.40		3.70
Range of exercise prices	$1.00 - $5.45		$1.15 - $4.09		$1.15 - $2.68

The following table summarizes information about share purchase options outstanding at December 31, 2008:

	Options outstanding			Options exercisable
	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable at	average
Range of exercise	December 31	remaining	exercise	December 31	exercise
prices	2008	contractual life	price	2008	price
$1.00 to $1.15	6,588,384	3.77 years	$1.03	2,948,234	$1.06
$2.07 to $2.18	602,000	1.88 years	$2.17	568,699	$2.17
$2.63 to $3.07	291,000	2.37 years	$2.98	220,666	$2.95
$4.03 to $4.09	93,334	1.91 years	$4.05	58,400	$4.05
$4.50 to $5.45	243,000	2.71 years	$4.54	166,995	$4.56
	7,817,718	3.52 years	$1.33	3,962,994	$1.51

The following table summarizes information about share purchase options outstanding at September 30, 2007:

	Options outstanding			Options exercisable
	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable at	average
Range of exercise	September 30	remaining	exercise	September 30	exercise
prices	2007	contractual life	price	2007	price
$1.15	1,128,334	3.00 years	$1.15	1,128,334	$1.15
$2.07 to $2.18	807,500	2.90 years	$2.17	495,866	$2.18
$2.63 to $3.07	3,303,000	3.62 years	$3.00	1,231,000	$2.94
$4.03 to $4.09	468,500	3.58 years	$4.07	–	-
	5,707,334	3.40 years	$2.60	2,855,200	$2.10

As at December 31, 2008, 3,962,994 (September 30, 2007 – 2,855,200) of the options outstanding had vested with optionees and were exercisable.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. The weighted average assumptions used to estimate the fair value of options during the periods ended:

	2008	2007	2006
Risk free interest rate	2.4%	4%	4%
Expected life	3.52 years	4.20 years	3.93 years
Volatility	65%	68%	71%
Expected dividends	nil	nil	nil

d)	Share purchase warrants

The continuity of share purchase warrants during the period ended December 31, 2008 is as follows:

		Outstanding				Outstanding
	Exercise	September 30				December 31
Expiry dates	price	2007	Issued	Exercised	Expired	2008
December 17, 2010	$0.85*	–	9,085,715	–	–	9,085,715
February 22, 2008	$3.48	120,000	–	–	120,000	–

* Exercise price increases to $0.95 per share purchase warrant after December 17, 2009.

The continuity of share purchase warrants during the year ended September 30, 2007 is as follows:

		Outstanding				Outstanding
	Exercise	September 30				September 30
Expiry dates	price	2006	Issued	Exercised	Expired	2007
February 22, 2008	$3.48	–	120,000	–	–	120,000

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

e)	Earnings per share

The following table sets forth the computation of diluted earnings per share:

	2008	2007	2006

Earnings available to common shareholders	$3,510	$48,262	$32,916
Effect of assumed conversions:
Accretion on convertible debenture/bonds	–	1,608	296
Interest on convertible bonds	–	2,368	–
Tax effect on interest on convertible bonds	–	(820)	(73)
Earnings available to common shareholders including
assumed conversions:	3,510	51,418	33,139

Basic weighted-average number of shares outstanding
(in 000’s)	142,062	129,218	113,554
Effect of dilutive securities (in 000’s):
Stock options	5,142	1,438	3,332
Warrants	7,060	2	2,626
Tracking preferred shares	2,664	2,664	2,664
Convertible debenture/bonds	–	8,956	4,286
Diluted weighted-average number of shares outstanding
(in 000’s)	156,928	142,278	126,462

Earnings per share
Basic	$0.02	$0.37	$0.29
Diluted	$0.02	$0.36	$0.26

The following table lists the stock options and share issuable under convertible debentures excluded from the computation of diluted earnings per share because their inclusion would have been anti-dilutive for the periods presented (in thousands):

	2008	2007	2006

Stock options	2,626	3,302	2,025
Shares issuable under convertible bonds	8,956	3,308	–

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

18.	INCOME TAXES

Income tax expense (recovery) differs from the amount which would result from applying the statutory Canadian income tax rates (2008 – 31.4%, 2007 – 34.1% 2006 – 36.6%) for the following reasons:

	2008	2007	2006

Earnings (loss) before income taxes	$(2,087)	$87,866	$38,961

Expected tax expense based on statutory rates	(657)	29,980	14,268
Permanent differences	4,044	3,119	2,403
Adjustment to tax reserve	-	-	2,028
Deductions not allowable (allowable) for tax
purposes	2,746	8,289	(1,360)
Recognition of previously unrecognized tax assets	(13,613)	(324)	(12,172)
Other	1,883	(1,460)	878
Tax expense (recovery) for the year	$(5,597)	$39,604	$6,045

Presented as:
Current income tax expense (recovery)	$(2,151)	$3,959	$4,397
Future income tax expense (recovery)	(3,446)	35,645	1,648
	$(5,597)	$39,604	$6,045

As at December 31, 2008 and September 30, 2007, the estimated tax effect of the significant components within the Company’s future tax assets were as follows:

	2008	2007
Loss carry forwards	$5,260	$52
Royalty obligation	17,966	19,128
BC mining taxes	3,867	1,839
Unrealized foreign exchange loss	503	-
Unrealized loss recorded in comprehensive income	1,125	-
Other tax pools	230	733
	28,951	21,752
Valuation allowance	-	(13,613)
Future income tax assets	28,951	8,139

Partnership deferral	(6,944)	(5,320)
Reclamation obligation	(7,690)	(5,344)
Plant and equipment	(16,784)	(11,543)
Mineral properties and deferred stripping	(21,332)	(11,856)
Unrealized foreign exchange gain	-	(491)
Unrealized gain recorded in comprehensive income	-	(445)
Net future income tax liability	$(23,799)	$(26,860)

Current portion – future income tax liability	$(8,469)	$(5,320)
Long term future income tax liability	(15,330)	(21,540)
Net future income tax liability	$(23,799)	$(26,860)

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

At December 31, 2008 the Company’s tax attributes included capital losses totaling $1,406 (2007 – $Nil) which are available indefinitely to offset future taxable capital gains, and resource tax pools totaling approximately $7,102 (2007 – $14,000) which are available indefinitely to offset future taxable income. The Company also has non-capital losses of $18,277 (2007 - $169) to offset future taxable income which expire in 2027 and 2028 respectively.

The Company has accrued a long term tax provision of $30,685 (2007 – $24,645) related to various tax pools.

19.	SUPPLEMENTARY CASH FLOW DISCLOSURES

In addition to the non-cash operating, financing and investing activities primarily disclosed, the Company’s non-cash operating, financing and investing activities were as follows:

	December 31	September 30	September 30
	2008	2007	2006
Acquisition of assets under capital lease	$17,484	$–	$–
Conversion of convertible debenture (note 14(b))	$21,318	$–	$–
Increase in asset retirement costs included in mineral
properties, plant and equipment (note 15)	$–	$1,426	$–
Shares and units issued for the purchase of mineral
property interests (note 9 (e) & (f))	$5,220	$3,805	$–
Shares issued for finders fee	$360	$–	$–
Fair value of stock options transferred to share capital
from contributed surplus on exercise of options	$514	$1,786	$4,869

	December 31	September 30	September 30
	2008	2007	2006
Supplemental cash flow information
Cash paid during the year for
Interest	$2,844	$2,138	$1,557
Taxes	$315	$63	$1,188

20.	COMMITMENTS

(a)	Advances for equipment

As at December 31, 2008, the Company paid $6,381 in advance deposits for equipment to be received in next fiscal year, of which $499 has been classified as current. The Company is further committed to equipment purchases in relation to its expansion activities in the amount of $17,375.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

(b)	Treatment and refining agreement

In April 2008, the Company entered into a six-year agreement commencing in the first fiscal quarter of 2009 and ending on December 31, 2014, with MRI Trading AG (“MRI”), a Swiss- based metal trading company, for the treatment and refining of Gibraltar copper concentrate. Under the terms of the agreement, Taseko has secured long-term, fixed, low cost rates for processing approximately 1.1 million tons of copper concentrate. The Company has the right to price payable copper within the concentrate based on a quotational period, declared by the buyer prior to, and covering each ensuing calendar year.

21.	SUBSEQUENT EVENTS

(a)	Options grant

On January 12, 2009, the Company granted 2,175,000 options to directors. The options were granted with an exercise price of $1.15 expiring 5 years after grant.

(b)	Credit Suisse Facility Agreement

In February 2009, the Company entered into a US$30,000 36-month term facility agreement (the “Facility”) with Credit Suisse repayable commencing 14 months after the first utilization of the “Facility” in equal bi-monthly installments. The loan bears interest at LIBOR plus 4 percent. Pursuant to security agreements entered into in connection with the Facility, the Company has ceded as security, certain equipment of the Gibraltar Mine and the MRI treatment and refining agreement along with a corporate guarantee.

(c)	Equity Financings

On March 26, 2009, the Company announced it had entered into an agreement with a syndicate of underwriters under which the underwriters have agreed to buy from Taseko 13,793,104 common shares at an issue price of $1.45 per common share (the "Offering") for gross proceeds of approximately $20,000. The underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of common shares equal to 15% of the number of common shares sold pursuant to the Offering, at the issue price. The Company also announced it intends to issue, via a non-brokered private placement at the same price as the Offering, approximately $5,000 of common shares (the "Non-Brokered Offering"). Finder's fees will be payable on the Non-Brokered Offering. The net proceeds from the Offering and the Non-Brokered Offering are intended to be used for general working capital and corporate purposes.